Exhibit 99.1

QuarterlyReport to Shareholders

TransCanada Reports First Quarter Results,
Continues to Advance $25 Billion Portfolio of Projects

Calgary, Alberta – April 26, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income attributable to common shares for first quarter 2013 of $446 million or $0.63 per share. The first quarter financial results include the impact of the National Energy Board (NEB) decision received in the period on our Canadian Restructuring Proposal. In the decision, among other items, the NEB approved a return on equity for the Canadian Mainline of 11.50 per cent for the years 2012 to 2017 compared to the last approved return on equity of 8.08 per cent. As a result, net income includes $84 million or $0.12 per share related to 2012. Excluding this and certain other minor amounts, comparable earnings were $370 million or $0.52 per share. Our Board of Directors also declared a quarterly dividend of $0.46 per common share for the quarter ending June 30, 2013, equivalent to $1.84 per share on an annualized basis.

“Our three business segments performed well during the first quarter,” said Russ Girling, TransCanada’s president and chief executive officer.  “The restart of Bruce Power Units 1 and 2, the completion of the Bruce Power Unit 4 life extension outage in April, the return to service of Sundance A this fall and a higher Canadian Mainline return on equity are all expected to have a positive impact on earnings in 2013. At the same time, we continue to progress our $25 billion portfolio of commercially secured projects and advance other value creating opportunities including the Energy East Pipeline Project which would transport crude oil from western receipt points to eastern Canadian markets.”

Over the next three years, subject to required approvals, we expect to complete $12 billion of projects that are currently in advanced stages of development.  They include the Gulf Coast Project, Keystone XL, the Keystone Hardisty Terminal, the initial phase of the Grand Rapids Pipeline, the Tamazunchale Pipeline Extension, the acquisition of nine Ontario Solar projects, and the ongoing expansion of the NGTL System.

We have also commercially secured an additional $13 billion of long-life, contracted energy infrastructure projects that are expected to be placed into service in 2016 and beyond.  They include the Coastal GasLink and Prince Rupert Gas Transmission projects that would move natural gas to Canada’s West Coast for liquefaction and shipment to Asian markets, the Topolobampo and Mazatlan Gas Pipeline projects in Mexico, completion of the Grand Rapids and Northern Courier oil pipeline projects in Northern Alberta, and the Napanee Generating Station in Eastern Ontario.  TransCanada expects these projects to generate predictable, sustained earnings and cash flow.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
•	First quarter financial results
o	Net income attributable to common shares of $446 million or $0.63 per share
o	Comparable earnings of $370 million or $0.52 per share
o	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.2 billion
o	Funds generated from operations of $916 million
•	Declared a quarterly dividend of $0.46 per common share for the quarter ending June 30
•	Received NEB decision on our Canadian Restructuring Proposal
•	Bruce Power Units 1 and 2 now able to operate at full power and Unit 4 returned to service on April 13, 2013
•	Continued to advance several growth initiatives in the Oil Pipelines business
o	Construction on the US$2.3 billion Gulf Coast Project, excluding the Houston Lateral, is now 70 per cent complete
o	Received the Draft Supplemental Environmental Impact Statement for the Keystone XL Pipeline from the U.S. Department of State (DOS)
o	Announced the launch of an open season for the Energy East Pipeline project to obtain firm commitments to transport crude oil from western receipt points to eastern Canadian markets

Comparable earnings for first quarter 2013 were $370 million or $0.52 per share compared to $363 million or $0.52 per share for the same period in 2012.  Higher earnings contributions from the Canadian Mainline in the first quarter 2013 as a result of the NEB decision on its Restructuring Proposal, Bruce Power and U.S. Power, were offset by lower contributions from U.S. Natural Gas Pipelines and Western Power.

Net income attributable to common shares for first quarter 2013 was $446 million or $0.63 per share compared to $352 million or $0.50 per share in first quarter 2012.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
Gulf Coast Project:  We are constructing a 36-inch pipeline from Cushing, Oklahoma to the U.S. Gulf Coast and expect to begin delivering crude oil to Port Arthur, Texas at the end of 2013.  Construction is approximately 70 per cent complete and we estimate the total cost of the facilities to be US$2.3 billion.

Construction of the 76 kilometre (km) (47 mile) Houston Lateral to transport crude oil to Houston refineries is expected to begin in mid 2013 and be complete by mid 2014 at a total cost of approximately US$300 million.

The Gulf Coast Project will have an initial capacity of up to 700,000 barrels per day (bbl/d).

•
Keystone XL:  In January 2013, the Governor of Nebraska approved our proposed re-route after the Nebraska Department of Environmental Quality issued its final evaluation report noting that construction and operation of Keystone XL is expected to have minimal environmental impacts in Nebraska.

On March 1, 2013, the DOS released its Draft Supplemental Environmental Impact Statement for the Keystone XL Pipeline. The impact statement reaffirmed that construction of the proposed pipeline from the U.S./Canada border in Montana to Steele City, Nebraska would not result in any significant impact to the environment. The DOS is in the process of reviewing comments on the impact statement that it received during a 45 day public comment period that ended on April 22, 2013. Once the DOS has completed its review, it is anticipated that it will issue a Final Supplemental Environmental Impact Statement and then consult with other governmental agencies during a National Interest Determination period of up to 90 days, before making a decision on our Presidential Permit application.

Due to ongoing delays in the issuance of a Presidential Permit for Keystone XL, we now expect the pipeline to be in service in the second half of 2015 and, based on our pipeline construction experience, the US$5.3 billion cost estimate will increase depending on the timing of the permit.  As of March 31, 2013, we had invested US$1.8 billion in the project.

•
Energy East Pipeline:  We announced in April 2013 that we are holding an open season to obtain firm commitments for a pipeline to transport crude oil from western receipt points to eastern Canadian markets. The open season, which follows a successful expression of interest phase and discussions with prospective shippers, began on April 15, 2013 and closes on June 17, 2013.

The Energy East Pipeline project involves converting natural gas pipeline capacity in approximately 3,000 km (1,864 miles) of our existing Canadian Mainline to crude oil service and constructing up to approximately 1,400 km (870 miles) of new pipeline. Subject to the results of the open season, the project will have the capacity to transport as much as 850,000 bbl/d, increasing access to eastern Canadian markets.

We have begun Aboriginal and stakeholder engagement and field work as part of our initial design and planning. If the open season is successful, we will apply for regulatory approval to build and operate the facilities, with a potential in service date of late 2017.

•
Northern Courier Pipeline:  The Fort Hills Energy Limited Partnership has not indicated that their recent decision to cancel the Voyageur upgrader project has changed their current plans for Northern Courier.  We have nearly completed the field work and Aboriginal and stakeholder engagement necessary to allow us to file the permit application with the Energy Resources Conservation Board and expect to file the application in second quarter 2013.

Natural Gas Pipelines:

•	NEB decision on the Canadian Restructuring Proposal: On March 27, 2013, the NEB issued its decision on our application to change the business structure and the terms and conditions of service for the Canadian Mainline, including tolls for 2012 and 2013.

The NEB approved several of our proposed changes, including the Canadian Mainline’s revenue requirement for 2011 and 2012. At the same time, the NEB agreed with us that the Canadian Mainline has been significantly affected by market forces with the result that throughput has decreased significantly, and as a result, the Canadian Mainline tolls have increased over a short period of time eroding the Canadian Mainline’s competitiveness. The response of the NEB was to adopt a multi-year fixed tolls approach which it believes will provide shippers with greater toll certainty and stability. Under the decision, long-term firm tolls are fixed through 2017 (subject to being re-opened under certain circumstances) at what the NEB determined is a competitive level. Although long-term firm tolls are fixed, the Canadian Mainline has been given pricing discretion for interruptible and short-term firm services. The NEB concluded in the decision that this framework will provide us with reasonable opportunity to recover our costs, over a reasonable period of time. Under or over collection variances to the revenue requirement inclusive of the return on and of capital will be carried over in deferral accounts to be dealt with in future NEB proceedings in 2017 (or earlier under certain circumstances).  At that time, the NEB will determine how any variances contained in the deferral accounts will be addressed and the extent of cost disallowances, if any.  As a result of the multi-year fixed tolls and increased risk associated with fluctuations in cash flow, the NEB increased the allowed return to 11.50 per cent on a 40 per cent equity ratio.

The decision significantly alters the regulatory framework that has formed the basis for more than $10 billion of regulated pipeline investment over the last sixty years.  We have determined that we will seek regulatory and potentially legal review and variance of certain aspects of the decision.

•	NGTL System: The Alberta System is now known as the NGTL System to better reflect the service provided and continued growth in British Columbia (B.C.).

We have been continuing our expansion of the NGTL System and have placed approximately $340 million of new facilities into service to date in 2013. We have applied and received approval from the NEB for an additional $300 million of facilities with in service dates planned for later in 2013.  The NEB has also recommended approval of the Chinchaga lateral, an approximate $100 million project that is planned to be placed in service in early 2014. To date in 2013, we have applied for an additional $60 million of facilities and are planning regulatory applications for further expansion into B.C., which we estimate will cost between $1.0 billion and $1.5 billion to accommodate the Prince Rupert Gas Transmission Project.

•
Prince Rupert Gas Transmission Project:  We signed the project development agreement for the Prince Rupert Gas Transmission Project with Progress Energy Canada Ltd. in February 2013 and are now working to initiate the environmental assessment process, including developing and filing the project description that we plan to submit to the B.C. Environmental Assessment Office and the Canadian Environmental Assessment Agency (CEAA) in second quarter 2013.

•
Coastal GasLink:  We are currently focused on community, landowner, government and First Nations engagement as the Coastal GasLink pipeline project advances through the regulatory process with the B.C. Environmental Assessment Office and the CEAA. We expect to begin an NGTL open season to provide delivery service to Vanderhoof, B.C. on Coastal GasLink in second quarter 2013.

•	Tamazunchale Pipeline Extension Project: A variety of construction activities are underway and the project remains on schedule to meet the planned in service date of first quarter 2014.

Energy:

•
Bruce Power:  The availability percentage for Units 1 and 2 increased through first quarter 2013. These units are now able to operate at full power.  As Units 1 and 2 have not operated for an extended period of time they may experience slightly higher forced outage rates and reduced availability percentages in 2013.

Bruce Power returned Unit 4 to service on April 13, 2013 after completing an expanded life extension outage program which began in August 2012. It is anticipated that this investment will allow Unit 4 to operate until at least 2021.

The overall plant availability percentage in 2013 is expected to be in the mid 80 per cent range for Bruce A and the high 80 per cent range for Bruce B.  Planned maintenance outages on two of the Bruce B units and one of the Bruce A units are expected to be completed in second quarter 2013.

On April 5, 2013, Bruce Power announced that it had reached an agreement with the Ontario Power Authority (OPA) to extend the Bruce B floor price through to the end of the decade which is expected to coincide with the 2019 and 2020 end of life dates for the Bruce B units.

•
Ontario Solar:  In late 2011, we agreed to buy nine Ontario solar projects with a combined capacity of 86 megawatts (MW) from Canadian Solar Solutions Inc.  We expect to close the acquisition of the first three projects (combined capacity of 29 MW) by mid 2013 for a total cost of approximately $175 million. We expect to acquire the remaining six projects later in 2013 and 2014, subject to regulatory approvals.

Corporate:

•
Our Board of Directors declared a quarterly dividend of $0.46 per share for the quarter ending June 30, 2013 on TransCanada’s outstanding common shares.  The quarterly amount is equivalent to $1.84 per common share on an annual basis.

•
In March 2013, we completed a public offering of 24 million Series 7 cumulative redeemable first preferred shares. The Series 7 shares were issued at a price of $25 per share, resulting in gross proceeds of $600 million. The initial dividend rate is fixed to April 30, 2019 at $1.00 per share per annum paid quarterly.

In January 2013, we issued US$750 million of senior notes maturing on January 15, 2016, bearing interest at an annual rate of 0.75 per cent.

The net proceeds of these offerings will be used to fund our capital program, general corporate purposes and to reduce short-term indebtedness.

Teleconference – Audio and Slide Presentation:

We will hold a teleconference and webcast on Friday, April 26, 2013 to discuss our first quarter 2013 financial results.  Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 1:00 p.m. (MDT) / 3:00 p.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.226.1793 or 416.340.2218 (Toronto area).  Please dial in 10 minutes prior to the start of the call. No pass code is required.  A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) May 3, 2013. Please call 800.408.3053 or 905.694.9451 and enter pass code 6260206.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “believe”, “may”, “will”, “plan”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated April 25, 2013 and 2012 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and may therefore not be comparable to similar measures presented by other companies.  These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.  For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated April 25, 2013.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522